UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K

JUL - 1 2004

[X]   ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE
ACT OF 1934

For the fiscal year ended December 31, 2003

PROCESSED

JUL 07 2004

THOMSON
FINANCIAL

OR

[ ]   TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from _____ to _____



04034971

Commission File Number 1-11037

A.   Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

Praxair Healthcare Services, Inc. 401(k) Retirement Savings Plan

B.   Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

**Praxair, Inc.
39 Old Ridgebury Road
Danbury, Connecticut 06810-5113**

This report consists of 13 pages.

Praxair Healthcare Services, Inc. 401(k) Retirement Savings Plan

Financial Statements and
Supplemental Schedule
December 31, 2003 and 2002

Praxair Healthcare Services, Inc. 401(k) Retirement Savings Plan

Index



PricewaterhouseCoopers LLP
300 Atlantic Street
Stamford CT 06901
Telephone (203) 539 3000
Facsimile (817) 207 3999

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Praxair Healthcare Services, Inc. 401(k) Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Praxair Healthcare Services, Inc. 401(k) Retirement Savings Plan (the "Plan") at December 31, 2003 and December 31, 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Stamford, Connecticut
June 24, 2004

Praxair Healthcare Services, Inc. 401(k) Retirement Savings Plan
Statements of Net Assets Available for Benefits
At December 31, 2003 and 2002

		December 31,		
Assets:		**2003**		**2002**
Investments: (Note 4)				
Participant directed	$	7,879,750	$	5,333,916
Non-participant directed		272,896		74,602
		8,152,646		5,408,518
Loans to participants		307,570		170,237
Net assets available for benefits	$	8,460,216	$	5,578,755

The accompanying notes are an integral part of the financial statements.

Praxair Healthcare Services, Inc. 401(k) Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2003

Additions to net assets
Contributions:

Participant	$	1,235,975
Employer		733,052
		1,969,027

Investment income:

Dividends	173,193
Interest	10,994
	184,187

Net appreciation in fair value of investments (Note 4)	1,075,920
Rollovers from other plans (Note 2)	835,064
Transfer from other plans, net (Note 7)	5,460
Total additions to net assets	4,069,658

Deductions from net assets

Benefits paid to participants	1,171,094
Administrative expenses	17,103
Total deductions from net assets	1,188,197
Increase in net assets	2,881,461

Net assets available for benefits

Beginning of year		5,578,755
End of year	$	8,460,216

The accompanying notes are an integral part of the financial statements.

Note 1 - Inception of the Plan

Interwest Home Medical, Inc., the predecessor company to Praxair Healthcare Services, Inc., established a 401(k) Retirement Savings Plan on October 1, 1985. On July 1, 2002, this plan was adopted by Praxair Healthcare Services, Inc. (the "Company") and renamed as the Praxair Healthcare Services, Inc. 401(k) Retirement Savings Plan (the "Plan").

Note 2 - Description of the Plan

The Praxair Healthcare Services, Inc. 401(k) Retirement Savings Plan is a tax-qualified retirement plan. The following is a general description of the Plan. Participants should refer to the Plan document for a complete description of the Plan's provisions. The following information may not apply to employees covered under bargaining unit agreements.

General

The Plan is a defined contribution plan and is administered by the Administration and Investment Committee for the Plan (the "Administrator"). The Board of Directors of Praxair Healthcare Services, Inc. oversees the activities of the Administrator. Effective July 1, 2002, record keeping of the Plan's assets was transferred from the Principal Financial Group to Fidelity Management Trust Company, which became Trustee for the Plan (see Note 7). Prior to that date, certain employees of Interwest Home Medical, Inc. served as the Plan's Trustees.

Eligibility

All regular employees (as defined by the Plan's provisions) are eligible to participate in the Plan.

Contributions

Employees may elect to contribute from 1% to 40% of their eligible compensation on a before-tax or after-tax basis, up to the annual maximum as defined by the Internal Revenue Code (the "Code"), which amounted to $12,000 and $11,000 in 2003 and 2002, respectively. All employees who are eligible to make elective deferrals under this Plan and who have attained age 50 before the close of the Plan year are subject to an annual maximum before tax contribution limit of $14,000 in 2003, in accordance with the Code. Highly compensated employees, as defined by the Code, may contribute up to 25% of eligible compensation to the Plan, of which 15% may be on a before-tax basis.

Effective July 1, 2002, the Company makes matching contributions equal to 50% of the first 4% of pay contributed by participants. One-half of the matching contribution is made in Praxair stock; the participant directs the investment of the other half. In addition, the Company makes Profit Sharing contributions equal to 2% of eligible pay (as defined by the Plan) to participants who have been regular employees for two years. The participant directs the investment of 100% of the Profit Sharing contribution.

Vesting

Employees are at all times fully vested in their own contributions, Company contributions (other than Company matching contributions), and rollover contributions. Prior to July 1, 2002, participants became fully vested in Company matching contributions after completing five years of service. Effective July 1, 2002, all participants become fully vested in Company matching contributions after completing three years of service.

6

Payment of Benefits

On termination of service, a participant may elect to receive either a lump sum amount or annual installments equal to the vested benefits in his/her account.

Investment Options

Each participant directs the investment of his or her funds among the following options. Funds are valued on a daily basis.

- Capital Guardian Non-US Equity Fund
- Columbia Acorn Fund Class Z
- Fidelity Magellan Fund
- Fidelity Equity-Income Fund
- Spartan U.S. Equity Index Fund
- Fidelity Managed Income Portfolio (MIP) II Class 3 Fund
- GMO Emerging Market Debt Shares Class 3
- Janus Worldwide Fund
- Morgan Stanley Institutional Fund Trust (MSIFT) Core Plus Fixed Income Portfolio
- Morgan Stanley Institutional Fund Trust (MSIFT) U.S. Small Cap Core Portfolio
- Putnam Investors Class A Fund
- Vanguard LifeStrategy Income Fund
- Vanguard LifeStrategy Moderate Growth Fund
- Praxair, Inc. Employer Match Common Stock Fund
- Discounted Praxair, Inc. Common Stock Fund (acquired at 90% of market price)
- Praxair, Inc. Common Stock Fund

Participants are limited to one sale from the Discounted Praxair, Inc. Common Stock Fund every twelve months. Certain other restrictions apply as defined in the Plan's provisions. Participants are limited to a maximum of twelve stock sales per year of Praxair, Inc. Common Stock Fund.

Participants may change the amount or the investment direction of their contributions at any time.

Dividend Payout on Company Stock Funds

On July 1, 2002, a dividend payout feature was added to the Plan. This new provision allows participants to elect to receive any future dividends from the Praxair, Inc. Common Stock Fund and the Discounted Praxair, Inc. Common Stock Fund in cash as taxable distributions, rather than having such dividends reinvested in the Plan. In order to allow this choice, a portion of the Plan, consisting of the Praxair, Inc. Common Stock Fund, the Praxair, Inc. Employer Match Common Stock Fund and the Discounted Praxair, Inc. Common Stock Fund, was designated as an Employee Stock Ownership Plan ("ESOP"). This designation as an ESOP has no other effect on benefits under the Plan.

Withdrawals and Distributions

Plan participants may withdraw after-tax contributions from their account balances while working and, in limited cases (as defined in the Plan's provisions), may withdraw before-tax contributions. Mandatory distributions from the Plan are required starting April 1 of the year following that in which a participant attains age 70 1/2.

Loans
The Plan generally permits participants to borrow from their accounts a minimum of $1,000 up to the lesser of $50,000 or 50% of their account balances. Participants are permitted to have two loans outstanding at any time. Certain other restrictions apply, as defined in the Plan's provisions.

Loans may be repaid during fixed terms not to exceed five years (thirty years for home loans). Principal and interest is paid ratably through payroll deductions. The loans are secured by the balance in the participant's account and bear interest at rates set quarterly equal to 1% less than the prime rate. Rates on existing loans ranged from 3.00% to 10.50% in 2003.

Rollovers
Rollovers represent transfers of account balances of certain participant contributions into the Plan from other qualified plans or individual retirement accounts.

Unclaimed Benefits and Forfeitures
The benefit payable on behalf of a participant who cannot be located by the Administrator is forfeited at a time determined by the Administrator. However, the forfeiture will be restored to the Plan if such participant subsequently makes a valid claim for the benefit. Unvested employer matching contributions are forfeited upon employment termination. Under the Plan's provision, forfeitures are allocated to participants on the same basis as the Company matching contribution.

Plan Termination
Although it has not expressed any intent to do so, Praxair Healthcare Services, Inc. has the right under the Plan's provisions to terminate the Plan, at the sole discretion of Praxair Healthcare Services, Inc. Upon such termination, the net assets of the Plan will be distributed or sold exclusively for the benefit of the participants (or their beneficiaries).

Note 3 - Summary of Significant Accounting Policies

Method of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.

Payment of Benefits
Benefits are recorded when paid.

Participant's Account Activity
Participant accounts are credited with participant contributions and contributions from the Company. Earnings are allocated to participant accounts daily based on the investments selected by the participant.

Basis of Reporting Investments
Plan investments are reported at market value, based upon quoted market prices or independent appraisals, except for loans to participants, which are carried at face value, which represents contributions made plus earnings, less plan withdrawals and administrative expenses.

Income Recognition
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan presents in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassification
Prior year amounts relating to investments have been broken out into participant and non-participant directed to conform to the current year's presentation.

Risks and Uncertainties
The Plan provides for various investment options that invest in any combination of stocks, bonds, fixed income securities and other investment securities. These investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk and uncertainty associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Note 4 – Investments

Individual investments held by the Plan that exceed five percent of the Plan's net assets available for benefits at December 31, 2003 and 2002, respectively, are noted below:

	2003	2002
Fidelity MIP II Class 3 Fund	$ 2,147,426	$ 1,677,779
MSIFT U.S. Small Cap Core Portfolio	$ 1,495,773	$ 918,738
Spartan U.S. Equity Index Fund	$ 867,540	$ 555,329
MSIFT Core Plus Fixed Income Portfolio	$ 760,461	$ 764,821
Janus Worldwide Fund	$ 609,176	$ 421,067
Fidelity Magellan Fund	$ 551,346	$ 294,011

During 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $1,075,920 as follows:

	Year ended December 31, 2003
Mutual Funds	$ 900,632
Praxair, Inc. Common Stock Fund/Employer Match Stock Fund	116,838
Discounted Praxair, Inc. Common Stock Fund	58,450
	$1,075,920

Note 5 - Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated January 12, 2004, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan for which this determination related has been amended. However, the Plan Administrator and the Plan's external counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Note 6 - Plan Expenses

It is intended that Plan participants pay all Plan expenses, including investment management fees, record keeping fees, trust fees and other administrative expenses. Investment management fees are reflected in the calculation of the unit price for each investment fund. Loan fees are deducted from loan proceeds. Other fees and expenses are deducted monthly from participant's accounts at a rate determined by the Administrator. To the extent deductions from participant accounts were insufficient to cover the total cost of the Plan in 2003, the difference was paid by the Company. Amounts paid by the Company for Plan expenses during the year were immaterial.

Note 7 – Record Keeping Change and Transfers of Participants

Effective July 1, 2002, record keeping and investment of the Plan's assets were transferred from the Principal Financial Group to Fidelity Management Trust Company. Plan participants were notified in advance of the transfer and were given the option of directing the Fidelity investments prior to or after the transfer. Participant investment balances not directed by participants prior to the transfer were transferred from Principal funds into funds with expected similar investment characteristics at Fidelity. Record keeping of existing participant loans was also transferred to Fidelity under the original terms of the loans.

Also on July 1, 2002, due to the creation of Praxair Healthcare Services, Inc. as a separate subsidiary of Praxair, Inc. with its own savings plan obtained through acquisition, the balances for a number of participants in this Plan were transferred into or from The Praxair Retirement Savings Plan and into the Praxair Distribution, Inc. 401(k) Retirement Savings Plan, also record kept by Fidelity as of that date, coincident with the transfer of their employment from the Company to Praxair, Inc. or Praxair Distribution, Inc or to the Company from Praxair, Inc.

Participant investment balances are reflected by the record keeper, Fidelity, as of the closing date per the financial statements. Participants who transfer companies during the plan year have their respective balances reflected in the company of which they are a part of at year-end.

Note 8 – Related-Party Transactions
Certain Plan investments are shares of mutual funds managed by Fidelity Investments. Fidelity Investments is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

Praxair Healthcare Services, Inc. 401(k) Retirement Savings Plan
Schedule H, line 4i – Schedule of Assets
(Held at End of Fiscal Year)

(a)	(b) Identity of issue, borrower, lessor of similar party	(c) description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Fidelity Management Trust Co.	Fidelity MIP II Class 3 Fund*	**	$ 2,147,426
	Morgan Stanley Investments LP	MSIFT U.S. Small Cap Core Portfolio	**	1,495,773
	Fidelity Management Trust Co.	Spartan US Equity Index Fund	**	867,540
	Morgan Stanley Investments LP	MSIFT Core Plus Fixed Income Portfolio	**	760,461
	Janus	Janus Worldwide Fund	**	609,176
	Fidelity Management Trust Co.	Fidelity Magellan Fund*	**	551,346
	Putnam Investment Management, Inc.	Putnam Investor Class A Fund	**	363,473
	Praxair, Inc.	Praxair, Inc. Employer Match Common Stock Fund*	***	272,896
	Praxair, Inc.	Praxair, Inc. Common Stock Fund Fund*	**	254,206
	Vanguard Marketing Corp.	Vanguard LifeStrategy Moderate Growth Fund	**	233,821
	Praxair, Inc.	Discounted Praxair, Inc. Common Stock Fund*	**	216,130
	Fidelity Management Trust Co.	Fidelity Equity Income Fund*	**	186,311
	Vanguard Marketing Corp.	Vanguard Life Strategy Income Fund	**	136,337
	Columbia Management Advisors, Inc.	Columbia Acorn Z	**	35,989
	Grantham, Mayo, Van Otterloo & Co	GMO Emerging Country Debt	**	19,369
	Fidelity Management Trust Co.	Fidelity Cash Reserve	**	1,489
	Capital Guardian Trust Company	Capital Guard Non-US Equity	**	893
	Fidelity Management Trust Co.	Fidelity Retirement Money Market	**	10
	Participant Loans	3.00% to 10.50%*	**	307,570
		Total assets held for investment purposes		$ 8,460,216

* Related party
** Not applicable
*** Cost information is not available from Trustee

<u>Signature</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Praxair Healthcare Services, Inc. 401(k) Retirement Savings Plan

Date: June 24, 2004

By: _____
Patrick M. Clark
Vice President and Controller
Praxair, Inc.
(On behalf of the Plan)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-97191) of Praxair, Inc. of our report dated June 24, 2004 relating to the financial statements of the Praxair Healthcare Services, Inc. 401(k) Retirement Savings Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Stamford, CT
June 24, 2004